(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BearingPoint, Inc.

Full Name of Registrant

KPMG Consulting, Inc.

Former Name if Applicable

1676 International Drive

Address of Principal Executive Office (Street and Number)

McLean, VA 22102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

BearingPoint, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the period ended December 31, 2004 by March 16, 2005 because the Company has experienced significant delays in completing its consolidated financial statements for the year ended December 31, 2004. Such delays are primarily a result of (1) the need for the Company to expand its financial statement close procedures in a number of areas, including revenue recognition and other matters described in Part IV(3) below, because of likely material weaknesses discussed below, (2) the need to validate and correct information derived from the financial accounting system the Company implemented in April 2004 and (3) the Company’s continued efforts to complete management’s assessment of its internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

The Company has devoted substantial internal resources to the evaluation of its internal control over financial reporting in order to complete management’s assessment of these controls. The evaluation has been complicated by the complexity created from the numerous foreign acquisitions that the Company completed during the summer of 2002, the numerous foreign locations in which the Company has operations, and the implementation of the financial accounting system during 2004. This process has diverted substantial internal resources that are required to complete the Company’s consolidated financial statements. Although the Company has not completed its evaluation of internal control over financial reporting the Company has identified a number of control deficiencies, especially in the areas of contract revenue and accounts receivable, expenditures and accounts payable, payroll operations, the financial statement close process, leases and fixed assets and the control environment in certain non-U.S. subsidiaries. The Company expects that most of these deficiencies will be classified as material weaknesses and others may be classified as significant deficiencies that in the aggregate may constitute material weaknesses. Due to these material weaknesses, the Company will conclude in its management’s assessment that its internal control over financial reporting as of December 31, 2004 was not effective. In addition, the Company expects that its independent registered public accountants will issue an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. Since the Company cannot rely upon its internal control over financial reporting to validate the accuracy and completeness of certain financial data, significant substantive procedures are being performed to compensate for these control deficiencies. Completion of these substantive procedures requires significant additional time and analysis and has contributed significantly to the delay in completing the Company’s consolidated financial statements for the year ended December 31, 2004. Further, the Company may file its consolidated financial statements prior to completion of its assessment of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

The Company is experiencing significant delays in completing its consolidated financial statements, in part, due to the ongoing implementation of a new financial accounting system for its North America operations, which as of December 31, 2004 account for approximately two-thirds of its consolidated revenue. While the Company believes that the new system will ultimately strengthen overall internal control over financial reporting, there have been difficulties relating to change management and insufficient training regarding the new system. There also have been a number of issues with respect to the accuracy and completeness of the financial information derived from the new financial accounting system, particularly as it relates to revenue recognition. As a result, the Company has significantly expanded its efforts in reviewing information generated by the system, which has lengthened the closing process substantially.

Consequently, the Company is not currently able to complete its consolidated financial statements for the year ended December 31, 2004. Accordingly, the Company was not be able to file its Form 10-K for the fiscal year ended December 31, 2004 by March 16, 2005, and it will not be able to file its Form 10-K by March 31, 2005. While the Company is not at this time able to provide an expected date for filing its Form 10-K, the Company intends to provide updates on the status of the completion of the Form 10-K. Due to the time required to complete and file the Company’s Form 10-K for the year ended December 31, 2004, the Company expects that its Form 10-Q for the three months ending March 31, 2005 will not be filed by May 10, 2005, the due date for its filing.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Joseph Corbett	(703)	747-3000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒    No  ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the continuing analysis of the Company’s financial statements, it is not possible to state at this time whether there will be a significant change in the results of operations of the Company for the twelve months ended December 31, 2004 (“FY04”) as compared to the twelve months ended December 31, 2003 (“FY03”).

In February 2004, the Company changed its fiscal year end from June 30 to December 31. In April 2004, the Company filed a transition report on Form 10-K with audited financial statements for the six months ended December 31, 2003. As a result, FY03 consists of the audited results of operations for the six months ended December 31, 2003 combined with the unaudited results for the quarters ended March 31, 2003 and June 30, 2003. A significant number of substantive procedures must be completed before the Company expects to finalize its financial results for FY04. Moreover, the discussion below of operating results for both the quarter ended December 31, 2004 and FY04 reflects estimates of adjustments the Company has identified in connection with its continuing analysis of its FY04 financial statements.

Preliminary results indicate that the Company’s gross revenue for FY04 is approximately $3.45 billion as compared to $3.15 billion in FY03. The Company’s pre-tax loss and net loss for FY03 were approximately $124.7 million and $151.3 million, respectively. The pre-tax loss included a charge for impairment of goodwill of $127.3 million and lease restructuring charges of $77.0 million. Prior to any goodwill impairment charge, the Company expects to record a loss for the fourth quarter of 2004 and may record a loss for the year ended December 31, 2004. The fourth quarter loss will be increased substantially by a goodwill impairment charge. The Company will record charges in the fourth quarter of FY04 totaling approximately $27 million in connection with the issuance of $450.0 million principal amount of convertible subordinated debentures, including a make-whole premium on the early repayment of certain senior notes, the write-off of unamortized issuance costs relating to the senior notes, and other expenses relating to the issuance of the convertible subordinated debentures.

The Company has preliminarily identified certain items that will probably require adjustments to prior period financial statements. These adjustments will affect various quarters in FY04 and may affect the results of operations in previous years, though the exact amount of the adjustments and the periods to which they relate have not been finally determined. The nature and approximate amounts of the more significant adjustments that have been identified based solely on procedures performed to date are: writedowns relating to contract revenues resulting from inaccurate entries of approximately $10-$12 million that were made by a foreign operation and that are under investigation, charges relating to employee tax equalization issues, and charges arising from detailed engagement contract reviews. In addition, the Company has determined that there has been an impairment of goodwill as of December 31, 2004, with respect to operations in its Europe, the Middle East and Africa (“EMEA”) segment and will to record a non-cash fourth quarter charge. As of September 30, 2004, the goodwill for the EMEA segment was $802.7 million. The amount of the charge cannot be reasonably estimated at this time. However, it will likely have a substantial impact on the Company’s results of operations for FY04. Under an amendment to the Company’s interim credit facility referred to below, the Company may take an impairment charge of up to $230 million without affecting consolidated EBITDA for covenant compliance purposes.

While the Company has significant additional work to complete before finally determining its financial results of operations for FY04 and fully assessing the impact of adjustments (including the adjustments referred to above) on its consolidated financial statements, it is probable that the adjustments referred to above and other lesser charges will result in a restatement of its results of operations for some or all of the quarters during FY04 and may result in a restatement of its results of operations for periods prior to FY04.

For additional information regarding the Company’s delay in filing its Form 10-K, its financial condition and liquidity and related matters, including an amendment to its interim credit facility, see the Company’s Current Report on Form 8-K, dated March 17, 2005.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

FORWARD-LOOKING STATEMENTS

Some of the statements in this Form 12b-25 constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the Company’s operations that are based on the Company’s current expectations, estimates and projections. Words such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “predict,” “potential,” “continue,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are used to identify these forward-looking statements. The forward-looking statements contained in this Form 12b-25 include, without limitation, statements about the anticipated date by which the Company will be able to file its Form 10-K, the Company’s internal control over financial reporting, the Company’s results of operations and financial condition, the probable restatement of prior period financial statements, and potential defaults and events of default under the Company’s credit facility. These statements are only predictions and as such are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events of the Company’s future financial performance that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. As a result, these statements speak only as of the date they were made, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company’s actual results may differ from the forward-looking statements for many reasons, including:

•	any direct or indirect impact of the matters disclosed in this Form 12b-25 on our operating results, financial condition or stock price;

•	any continuation of pricing pressures and declining billing rates;

•	any continuation of the global economic downturn and challenging economic conditions;

•	the business decisions of its clients regarding the use of its services and the related need to use subcontractors to complete certain engagements;

•	its ability to comply with financial and other covenants under the Company’s credit facility and debenture;

•	difficulties in refinancing the Company’s credit facility and in accessing the capital markets;

•	the timing of projects and their termination;

•	its ability to address liquidity concerns;

•	its ability to remediate internal control weaknesses identified by the Company and its independent registered public accounting firm;

•	its ability to obtain waivers of defaults and/or modification to the Company’s credit facility;

•	the availability of surety bonds, letters of credit or bank guarantees supporting client engagements;

•	the impact of rating agency actions;

•	the ability to retain the listing of its common stock on the New York Stock Exchange;

•	the availability of talented professionals to provide its services;

•	the pace of technology change;

•	the strength of its joint marketing relationships;

•	the actions of its competitors;

•	unexpected difficulties with its global initiatives and acquisitions (such as the acquisition of BearingPoint GmbH), including rationalization of assets and personnel and managing or integrating the related assets, personnel or businesses;

•	changes in spending policies or budget priorities of the U.S. government, particularly the Department of Defense, in light of the large U.S. budget deficit;

•	its inability to use losses in some of its foreign subsidiaries to offset earnings in the United States;

•	its inability to accurately forecast its results of operations and the growth of its business;

•	changes in, or the application of changes to, accounting principles or pronouncements under accounting principles generally accepted in the United States, particularly those related to revenue recognition;

•	difficulties relating to changes in its management;

•	failure to complete Sarbanes-Oxley requirements, including the requirements of Section 404 of Sarbanes-Oxley, in a timely manner; and

•	the outcome of pending and future legal proceedings.

In addition, the Company’s results and forward-looking statements could be affected by general domestic and international economic and political conditions, uncertainty as to the future direction of the economy and vulnerability of the economy to domestic or international incidents, as well as market conditions in its industry. The Company cautions the reader that the factors the Company has identified above may not be exhaustive. The Company operates in a continually changing business environment, and new factors that may affect its forward-looking statements emerge from time to time. Management cannot predict such new factors, nor can it assess the impact, if any, of such new factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those implied by any forward-looking statements.

BearingPoint, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2005	By	/s/ Joseph Corbett
Joseph Corbett,
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).